04015172

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER 8-44951

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Charles Jordan & Co., LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 Madison Avenue
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Charles N. Jordan, Jr. 212-688-6264
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP
(Name – *if individual, state last, first, middle name*)

529 Fifth Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 31 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Members of
Charles Jordan & Co., LLC

We have audited the accompanying statement of financial condition of Charles Jordan & Co., LLC as of December 31, 2003, and the related statements of income, changes in members' deficit, changes in subordinated liabilities, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Charles Jordan & Co., LLC as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supporting schedule on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
January 28, 2004

529 FIFTH AVENUE, NEW YORK, NY 10017 • (212) 697-1000 • FAX (212) 697-1004
e-mail: ccc@citrincooperman.com

CHARLES JORDAN & CO., LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash	$	432
Other receivable		14,865
Other assets		25,000
TOTAL ASSETS	$	40,297

LIABILITIES AND MEMBERS' DEFICIT

Liabilities:		
Accrued expenses	$	24,794
Subordinated loan payable		115,000
Total liabilities		139,794
Members' deficit		(99,497)
TOTAL LIABILITIES AND MEMBERS' DEFICIT	$	40,297

See accompanying notes to financial statements.

CHARLES JORDAN & CO., LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2003

Commission income	$ 73,030
Operating expenses:	
Salaries and benefits	48,833
Professional fees	14,000
Office expense	1,491
NASD fees	4,921
Other expenses	3,039
Total expenses	72,284
NET INCOME	$ 746

See accompanying notes to financial statements.

CHARLES JORDAN & CO., LLC
STATEMENT OF CHANGES IN MEMBERS' DEFICIT
FOR THE YEAR ENDED DECEMBER 31, 2003

Members' deficit at January 1, 2003	$	(100,243)
Net income		746
MEMBERS' DEFICIT AT DECEMBER 31, 2003	$	(99,497)

See accompanying notes to financial statements.

CHARLES JORDAN & CO., LLC
STATEMENT OF CHANGES IN SUBORDINATED LIABILITIES
FOR THE YEAR ENDED DECEMBER 31, 2003

Subordinated liabilities at January 1, 2003	$	115,000
Increases:		
Issuance of subordinated notes		-
Decreases:		
Payment of subordinated notes		-
SUBORDINATED LIABILITIES AT DECEMBER 31, 2003	$	115,000

See accompanying notes to financial statements.

CHARLES JORDAN & CO., LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

Cash flows from operating activities:		
Net income	$	746
Adjustments to reconcile net income to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Other receivable		(13,280)
Accrued expenses		12,294
Net cash used in operating activities		(240)
Net decrease in cash		(240)
Cash - beginning		672
CASH - ENDING	$	432

Supplemental disclosure of cash flow information:		
Cash paid during the period for income taxes	$	1,105

See accompanying notes to financial statements.

CHARLES JORDAN & CO., LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Charles Jordan & Co., LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is member of the National Association of Securities Dealers ("NASD"). The Company is an introducing broker and clears its securities transactions on a fully disclosed basis through another broker-dealer. The Company is exempt from the provisions of SEC Rule 15c3-3.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Commission revenues associated with transactions in securities, mutual funds and other products are recorded on a trade-date basis.

Income Taxes

No provision is made in the accompanying financial statements for liabilities for federal, state and local income taxes since such liabilities are the responsibility of the Company's individual members.

NOTE 2. SUBORDINATED LOAN PAYABLE

A member loaned the Company $115,000 under the terms of three subordinated loan agreements that bear interest at 8% per annum and two of which are due March 31, 2004 (aggregate of $100,000) and the other is due on May 1, 2005 ($15,000). These loans have been approved by the NASD and are available to the Company in computing its net capital under SEC Rule 15c3-1. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, the loans may not be repaid. Interest expense on these loans for 2003 has been waived by the note holder.

NOTE 3. CONCENTRATION OF SALES

In 2003, one customer accounted for 87% of revenue.

CHARLES JORDAN & CO., LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

NOTE 4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At December 31, 2003, the Company had net capital of $15,503, which exceeds it's minimum net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital was 1.6 to 1 as of December 31, 2003.

SUPPLEMENTARY INFORMATION

CHARLES JORDAN & CO., LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2003

Net capital:		
Capital and allowable subordinated liabilities:		
Members' deficit	$	(99,497)
Subordinated liabilities allowable in computation of net capital		115,000
Total capital and allowable subordinated liabilities		15,503
Non-allowable assets		
Net capital	$	15,503
Aggregate indebtedness:		
Accrued expenses	$	24,794
Total aggregate indebtedness	$	24,794
Computation of basic net capital requirement:		
Minimum net capital requirement of 6-2/3% of aggregate indebtedness	$	1,652
Minimum net capital required	$	5,000
Excess net capital	$	13,851
Excess net capital at 1000%	$	13,024
Ratio: aggregate indebtedness to net capital		1.60 to 1
Reconciliation with Company's computation (included in Part II of Form x-17A-5 as of December 31, 2003:		
Net capital as reported in Company's Part II (unaudited) FOCUS report	$	15,503
Net effect of audit adjustments		-
NET CAPITAL, AS ADJUSTED	$	15,503

See independent auditors' report.

Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17A-5

To the Board of Directors
Charles Jordan & Co., LLC

In planning and performing our audit of the financial statements and supplemental schedule of Charles Jordan & Co., LLC (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(l) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(II) and for determining compliance with the exemption provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The Company's management is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

529 FIFTH AVENUE, NEW YORK, NY 10017 • (212) 697-1000 • FAX (212) 697-1004
e-mail: ccc@citrincooperman.com

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Security Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used by anyone other than the specified parties.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
January 28, 2004

CHARLES JORDAN & CO., LLC
REPORT PURSUANT TO RULE 17a-5(d)
DECEMBER 31, 2003

CHARLES JORDAN & CO., LLC
FOR THE YEAR ENDED DECEMBER 31, 2003

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